Gregory Xethalis +1 212.836.7730 Direct gregory.xethalis@apks.com

October 6, 2017

Lauren Hamilton

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

3 World Financial Center

New York, N.Y. 10281

Re:	Active Weighting Funds ETF Trust (the “Trust”) Amendment No. 3 to the Registration Statement on Form N-1A Registration Numbers 333-215588; 811-23226 Filed: October 2, 2017 CIK No.: 0001683471

Dear Ms. Hamilton:

On behalf of the Active Weighting Funds ETF Trust (“Trust”) sponsored by our client, Active Weighting Advisors, LLC (“Advisor”), we are submitting this correspondence in response to your comments to the Trust’s filing of amendment number 3 under the Securities Act of 1933, as amended (“Securities Act”), and pre-effective amendment number 3 under the Investment Company Act of 1940, as amended, (“1940 Act”), to the Trust’s registration statement on Form N-1A (“Registration Statement”). Where a comment has been addressed for one series of the Trust (each, a “Fund”), conforming changes have been made for each other applicable Fund.

Set forth below is the response (“Response”) on behalf of the Trust and the Advisor to the oral comments that we received from you on behalf of the staff (“Staff”) in our telephone conversation of October 6, 2017 (“Comments”) concerning the Registration Statement. For your convenience, the headings and comments in bold text below summarize the Comments. Defined terms used herein but not otherwise defined, shall have the meaning set forth in the Registration Statement. Please note that only the substantive comments and changes are set forth in this letter. Where we have responded to a comment concerning one Fund, we have made corresponding changes also concerning similar disclosure appearing elsewhere for other Funds in the Registration Statement. All typographical errors have been corrected but are not mentioned.

1.                  Republican Policies Fund – Fee Table. Please confirm whether the Advisor may recoup waived fees under the Expense Limitation Agreement.

Response: As disclosed in correspondence to the Staff submitted on October 2nd, the Advisor may not recoup waived fees under the Expense Limitation Agreement.

2.                  All Funds - Expense Example. Please confirm that the 1 and 3 year expense example for each Fund reflects the application of the Expense Limitation Agreement only for years in which such agreement will be in place.

Arnold & Porter Kaye Scholer LLP 250 West 55th Street | New York, NY 10019-9710 | www.apks.com

Response: The Advisor has reprocessed the expense fee examples for each Fund. In a 497 final prospectus filing, the Registrant will include the below revisions to the expense examples to reflect that the Expense Limitation Agreement is currently authorized through October 31, 2018:

Fund Name	1-year Estimate		3-year Estimate
	Old	Revised	Old	Revised
Republican Policies Fund	$77	$79	$240	$257
Democratic Policies Fund	$77	$79	$240	$257
U.S. Tax Reform Fund	$87	$89	$325	$290
European Union Breakup Fund	$87	$89	$325	$290

3.                  Republican Policies Fund and Democratic Policies Fund – Fee Table. Please confirm the fee table reflects the potential payment of dividends on short sales.

Response: The Advisor hereby confirms that the Funds are expected to trade a primarily long strategy at the onset of their operation. As the Funds grow in size, the Funds are expected to utilize swap transactions -- within the limits of their ability to do so under the investment policies of the Funds and the 1940 Act -- to obtain short exposures. As a result, the Advisor’s projections for the initial year of operation include de minimis expenses relating to short positions, including expenses relating to the potential payment of dividends on short sales.

4.                  U.S. Tax Reform Fund and European Union Breakup Fund – Fee Table. Please confirm the fee table reflects the potential payment of dividends on short sales.

Response: Please see the response to Comment 3, which is also applicable to the U.S. Tax Reform Fund and European Union Breakup Fund.

5.                  Initial Capital Audit. On an ongoing basis, consider the language in financial notes relating to the treatment of payment of dividends on short sales.

Response: The Advisor confirms that it will continually reexamine its reporting of all expenses, including those relating to short sales and dividends paid on short sales.

If you have any further questions or wish to discuss any of the Responses, please do not hesitate to call me at 212-836-7730. We greatly appreciate your assistance with respect to the Registration Statement.

Very truly yours,

/s/ Gregory E. Xethalis, Esq.
Gregory E. Xethalis